content="text/html; charset=iso-8859-1"> Form 4 - Bradford T. Ray - October 23, 2002
FORM 4

STATEMENT OF

CHANGES IN BENEFICIAL OWNERSHIP

[   ]  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.    Name and Address of Reporting Person*

(Last)	Ray
(First)	Bradford
(Middle)	T.
(Street)	15415 Shelbyville Road
(City)	Louisville
(State)	Kentucky
(Zip)	40245

2.    Issuer Name and Ticker or Trading Symbol

(Issuer Name)	Steel Technologies Inc.
(Ticker or Trading Symbol)	STTX

3.    I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

(I.D. Number)	###-##-####

4.    Statement for Month/Day/Year

(Month/Day)	October 23
(Year)	2002

5.    If Amendment, Date of Original (Month/Day/Year)

(Month/Day)
(Year)

6.    Relationship of Reporting Person(s) to Issuer (Check all applicable)

X

X	(Director)
X	(Officer, give title below)
Chief Executive Officer
(10% Owner)
(Other, specify below)

7.    Individual or Joint/Group Filing (Check Applicable Line)

X

X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of ( D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/23/02		M		15,000	(A)	$11.625
Common Stock	10/23/02		F		8,020	(D)	$21.74	422,684	(D)

Common Stock								4,985	(I)	By Wife
Common Stock								53,241	(I)	By Children

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common	$11.375							1/28/98	1/28/08	Option	30,000			(D)
Common	$ 7.938							1/22/99	1/22/09	Option	10,000			(D)
Common	$ 5.344							11/10/00	11/10/10	Option	40,000			(D)

Explanation of Responses

/s/ Bradford T. Ray	10/24/2002
**Signature of Reporting Person	Date

Bradford T. Ray

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a.).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.